CLS

Corporate Law Solutions
A Professional Law Corporation

Gregory W. Preston, Esq.
Managing Director

907 Sandcastle Drive	Direct Dial: 949.760.0107
Corona del Mar, CA 92625	gpreston@corp-law.com

January 12, 2018

VIA: EDGAR, Email

and Overnight Mail

Coy Garrison, Esq.

Special Counsel

Office of Real Estate and

Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	RW Holdings Student Housing REIT, Inc.
Offering Statement on Form 1-A
Filed November 28, 2017
File No. 024-10767

Dear Mr. Garrison:

On hehalf of the Company, we are responding to your comment letter dated December 22, 2017 to the Company’s, Offering Statement on Form 1-A filed November 28, 2017 (“Offering Statement”). Responses in this letter refer to Amendment No. 1 to Offering Statement as filed today (“Amendment No. 1”). We also enclose a marked copy of Amendment No. 1 to show changes from Offering Statement as initially filed.

Your numbered comments and our corresponding responses are set forth below.

General

1.            Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The applicability of the tender offer rules to the Company’s share repurchase program, including Regulation 14E, have been analyzed.

2.            We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: The applicability of Regulation M to the Company’s share repurchase program has been analyzed and all the elements of the Company’s share repurchase program have been considered in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

What conflicts of interest does your sponsor face?, page 8

3.            We note your disclosure on page 8 that Rich Uncles may be entitled to a termination fee upon termination of the advisory agreement. Please clarify, if true, that the termination fee would be equal to the value of the Liquidation Fee had the portfolio been liquidated on the termination date. Please also revise to include risk factor disclosure related to the difficulty in terminating the Advisor, even for poor performance.

Response: The Company’ sponsor is not the advisor, which is RW Holdings Student Housing Operator, LLC, a wholly owned subsidiary of the sponsor (the “Advisor”). We have clarified that the Advisory Agreement termination fee is equal to the value of the Liquidation Fee had the portfolio been liquidated on the termination date on page 8, together with disclosure related to the potential difficulty in terminating the Advisory Agreement. A risk factor has also been added to “Risk Factors” under the heading “Conflicts of interest risk in the termination of the advisory agreement.” on page 27 and under the heading “The Advisory Agreement” on page 48.

How exact will the calculation of the NAV per share be?, page 10

4.            We note your intention to commence the calculation of NAV per share “at the end of the year that we have acquired a sufficient number of properties that would allow the calculation of a meaningful NAV.” Given the $50,000,000 limitation on this offering under Regulation A and that you expect your investments will average $20 million to $40 million per asset, please tell us what factors you will consider in determining what constitutes a “sufficient number of properties that would allow the calculation of a meaningful NAV.”

Response: The Company will consider the acquisition of all properties with the $50,000,000 offering amount and all available debt leverage amounts as the acquisition of a “sufficient number of properties that would allow the calculation of a meaningful NAV,” which is anticipated to occur when the Company has owned student housing properties, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months.

Management, page 41

5.            We note your disclosure throughout that you will not reimburse the Advisor for the salaries and benefits that your Advisor or its affiliates may pay to your executive officers. Please revise to clarify whether you will pay any compensation to your executive officers.

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Response: Clarification as to the nonpayment of any compensation to executive officers and nonreimbusement to the Advisor for its payment of such executive officers compensation, is set forth in footnote (4) to the “Executive Officer and Directors” chart on page 42.

The Advisory Agreement, page 47

6.            We note your disclosure on page 48 that the advisory agreement has a one year term but may be renewed for an unlimited number of successive one-year periods. Please reconcile this disclosure with Section 15 of the Advisory Agreement filed as Exhibit 6.1, which states that the advisory agreement shall continue in force for ten years.

Response: The disclosure on page 48 has been corrected to relflect the ten-year term of the Advisory Agreement.

Management Decisions, page 48

7.            We note your disclosure that responsibility for the management decisions of your Advisor, including the selection of real estate investments, resides in Messrs. Hofer, Makler, and Wirta. Please revise your disclosure to discuss the business experience during the past five years of Mr. Makler. Refer to Item 24 of Form S-11.

Response: Please be advised that Mr. Makler will not be an exectutive officer of the Company and the disclosure on pages 42 and 43 have been revised to delete references to him.

Table III

RW Holdings NNN REIT, Inc., page 74

8.            Please revise the “Cash Distributions to Investors – Source” section of this table to ensure that it accurately describes the sources of distributions for RW Holdings NNN REIT, Inc. For example, we note that page 31 of the 10-Q filed by RW Holdings NNN REIT, Inc. [“NNN REIT”] on November 14, 2017 discloses that during the quarter ended September 30, 2017, certain amounts of distributions were funded by offering proceeds and the deferral or waiver of asset management fees.

Response: Please be advised that unlike NNN REIT, no amounts of offering proceeds will be used by the Company to fund distribution amounts. In addition, Prior Performance Table III on page 73 of the Offering Circular has been revised to reflect the NNN REIT distributions that were made with offering proceeds.

Appendix A- Investment Form and Subscription Agreement

Subscriber’s Representations, Warranties and Covenants, page A-8

9.            We note Section 2.4 of your subscription agreement in which the subscriber represents that it has “read, reviewed and understood the risk factors set forth in the Offering Circular.” Please remove this statement or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers contained in Securities Offering Reform Release No. 33-8591 (2005).

Response: The Section 2.4 representation that the subscriber has “read, reviewed and understood the risk factors set forth in the Offering Circular” has been removed on page A-8 of the Offering Circular.

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Exhibit 13 – “Testing the waters” materials

10.          We note that the radio scripts provided in this exhibit do not appear to reference RW Holdings Student Housing REIT, Inc. or Rich Uncles Student Housing REIT. Please provide us with your analysis as to how the radio scripts comply with Rule 255.

Response: The radio scripts were used by the Company’s sponsor, Rich Uncles, LLC, in accordance with Rule 255 to determine whether there was any interest in a contemplated Regulation A, Tier 2 offering. Following the receipt of an interest level deemed sufficient, the radio announcements were discontinued and the Student Housing REIT offering was filed with your office and that of the various states that required concurrent filing.

Finally, on behalf of the Company your qualification of the offering statement is hereby requested at your earlies convenience; and please be advised that no participant in the Company’s offering is required to clear its compensation arrangements with FINRA.

Thank you for your assistance with regard to this filing and please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Harold Hofer

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